Exhibit 99.1

CONTACT
DR. REDDY’S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS
8-2-337, Road No. 3, Banjara Hills,	SAUNAK SAVLA	CALVIN PRINTER
Hyderabad—500034. Telangana, India.	saunaks@drreddys.com	calvinprinter@drreddys.com
	(Ph: +91-40-49002135)	(Ph: +91-40- 49002121)

Dr. Reddy’s Laboratories announces the launch of

Sevelamer Carbonate Tablets in the U.S. Market

Hyderabad, India, September 29 2017	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. September 29, 2017— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that it has launched Sevelamer Carbonate Tablets, 800 mg, a therapeutic equivalent generic version of Renvela® (sevelamer carbonate) Tablets, approved by the U.S. Food and Drug Administration (USFDA).

“We are very pleased to bring Sevelamer Carbonate Tablets to market at this time,” says Alok Sonig, Executive Vice President and Head of the North America Generics business at Dr. Reddy’s. “This launch represents Dr. Reddy’s expertise and commitment to provide affordable alternatives for complex, limited-competition products to market.” This is the Company’s eighth overall and fourth limited-competition launch this fiscal year.

The Renvela® brand and generic had U.S. sales of approximately $1.88 billion MAT for the most recent twelve months ending in July 2017 according to IMS Health*.

Dr. Reddy’s Sevelamer Carbonate Tablets, 800 mg are available in the bottle count size of 270 tablets.

Renvela® is a trademark of Genzyme Corporation

*IMS National Sales Perspective: Retail and Non-Retail MAT July 2017

RDY-0917-174

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products—Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include—USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.